Motive Capital Corp
7 World Trade Center
250 Greenwich Street, FL 47
New York, NY 10007
February 9, 2022

VIA EDGAR

Sonia Bednarowski

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Re:	Motive Capital Corp
Amendment No. 3 to Registration Statement on Form S-4
Filed January 31, 2022
File No. 333-260104

Dear Ms. Bednarowski:

This letter sets forth responses of Motive Capital Corp (“Motive” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 8, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”).

Set forth below in italics are the comments contained in the Staff’s Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 4 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 4”). Captions and page references herein correspond to those set forth in Amendment No. 4, a copy of which has been marked with the changes from the Registration Statement. Unless otherwise indicated, capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Risk Factors

Regulatory, Tax and Legal Risks

We have in the past, and will continue to be, subject to inquiries..., page 63

1.	Staff Comment: Refer to your response to comment 3. On page 63, you state that you have completely ceased the transactions described in the Order that were “deemed” to be security-based swaps. Please revise to clarify that the transactions addressed in the Order were found to be security-based swaps.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 63 of Amendment No. 4 as requested.

Proposals No. 3A Through 3F -- The Non-Binding Organizational Documents Proposals

Non-Binding Organizational Documents Proposal 3B -- Exclusive Forum Provision, page 155

2.	Staff Comment: We note your revised disclosure that the exclusive forum provision of your proposed bylaws does not apply to any direct claims brought by New Forge's shareholders on their own behalf, or on behalf of any class of similarly situated shareholders, under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to such actions under the Exchange Act. In addition, we note your revised disclosure that the Warrant Agreement requires that Securities Act Claims related to the Warrant Agreement be brought in the United States District Court for the Southern District of New York. However, Section 9.3 of the Warrant Agreement is silent as to claims brought under the Securities Act. Please revise for clarity and consistency.

Response: The Company respectfully acknowledges the Staff’s comment regarding the exclusive forum provision in the Company’s proposed bylaws (the “Provision”). To keep investors informed of the limitations and consequences of the Provision, the Company hereby undertakes to include in its future filings with the Commission, including Annual Reports on Form 10-K, the risk factor (or a risk factor substantially similar to the risk factor) set forth on page 87 of Amendment No. 4 addressing the limitations and consequences of the Provision. This risk factor does currently, and will in the future, indicate that that the Provision does not apply to direct claims brought by New Forge's shareholders on their own behalf, or on behalf of any class of similarly situated shareholders, under the Securities Exchange Act of 1934, as amended.

The Company respectfully acknowledges the Staff’s comment regarding the warrant agreement and advises the Staff that it has revised the disclosure on pages 76, 77, 288 and 289 of Amendment No. 4 as requested.

Information about Forge

Forge's Differentiated Solutions

Forge Markets, page 207

3.	Staff Comment: Refer to your response to comment 6. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response, including conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.

Response: The Company confirms its understanding that the Staff’s decision not to issue additional comments with respect to the matter described in comment 6 of the Staff’s prior letter with respect to Amendment No. 2 (“Comment 6”) should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s response to Comment 6, including conclusions the Company made, positions taken by the Company, and practices engaged in by the Company with respect to this matter.

We hope that the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments regarding the foregoing, please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Blythe Masters
Chief Executive Officer